Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 June 12, 2015

Zarnin, Chrissy: Legal (NYK)

Subject: Barclays | Master Limited Partnerships: Market Update

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FOR INSTITUTIONAL USE ONLY – NOT FOR FURTHER DISTRIBUTION – NOT FOR USE WITH RETAIL INVESTORS

Featuring Adam Karpf, Managing Director and Portfolio Manager, Atlantic Trust

Thursday, June 18, 2015

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1:00pm- -2:00pm EDT

Barclays ETN+ Select MLP ETNs (the “ETNs”) (Ticker: ATMP) are linked to the performance of the consolidated Volume-Weighted Average Price (“VWAP”) level of the Atlantic Trust Select MLP Index

(the “Index”) (Index Ticker: BXIIATMP). An investment in the ETNs involves significant risks, including possible loss of principal, and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. You are not guaranteed to receive coupon payments on the ETNs.

The Index is designed to provide exposure to a basket of midstream US and Canadian master limited partnerships, limited liability companies and corporations in the GICS® Energy Sector and GICS® Gas Utilities Sector according to the Global Industry Classification Standard® (“GICS”) and meet certain eligibility criteria. The Index Constituents are selected for inclusion in the Index using the Atlantic Trust Select Master Limited Partnership Strategy (the “Strategy”) developed by AT Investment Advisers, Inc. (formerly, “Stein Roe Investment Counsel Incorporated d/b/a Atlantic Trust Private Wealth Management”) (the “Index Selection Agent”). Owning the ETNs is not the same as owning interests in the Index Constituents or a security directly linked to the performance of the Index.

Please join us for a moderated discussion with Adam Karpf of Atlantic Trust on the current MLP landscape and the recent performance of ATMP.

ATMP overview

Dial-in details

Conference ID: 64228125

Operator assisted toll-free dial-in number (US and Canada): +1 866 394 4745

In order to join this conference call, you will be required to provide the Conference ID number listed above.

Hosted by:

Siobhan Broadbery—- EFS Sales Americas, Barclays

Adam Karpf—- Managing Director and Portfolio Manager, Atlantic Trust

Adam Karpf is a portfolio manager for Atlantic Trust’s Master Limited Partnership (MLP) Strategy, including the Fund and MLP separate accounts. He has more than 12 years of experience in the financial services industry and began his career as an analyst for Standard & Poor’s. Adam has been analyzing the MLP sector since 2001, when he became a senior analyst in the equity research team at

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Lehman Brothers. Most recently, Adam was the head of MLP research and a portfolio manager at Magnetar Capital. He earned a Bachelor of Science in finance from Lehigh University and also holds the Chartered Financial Analyst designation.

RSVP using the links below.

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Selected Risk Considerations

An investment in any ETNs linked to the Atlantic Trust Select MLP Index (the “ETNs”) involves significant risks and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Payment on the ETNs Is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

Concentration Risk: The index constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS® classification system. In addition, many of the index constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy and gas MLP market and to volatile increases and decreases in value, as market confidence in,

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and perceptions regarding the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.etnplus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free +1 888 227 2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Atlantic Trust Select MLP Index is a trademark of Barclays Bank PLC.

© 2015 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

CSNY 536602

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